April 16, 1996



          Balcor Mortgage Advisors - VI
          Balcor Pension Investors - VI
          c/o The Balcor Company
          2355 Waukegan Road, Suite A200
          Bannockburn, Illinois  60015

          Dear Sirs:

               You have asked us to provide a range of values for the limited partner interests ("Units") of Balcor Pension Investors - VI (the "Partnership"), assuming orderly liquidation over twelve months by application of a current income analysis based on (a) historical and anticipated net operating income data for 1995 and 1996 provided to us by you; (b) capitalization assumptions prepared by us based in part upon relevant real-estate profiles provided to us by you; (c) on site visits of properties and interviews with property managers at a sample of properties we deemed appropriate, and; (d) other relevant Partnership documents and information provided to us by you. Solely by such methodology, we believe that such liquidation value of the Early Investor Units is approximately $120 per Unit and the value of Limited Partnership Units is approximately $115 as of March 31, 1996, depending on assumptions made about prepayment penalties. These values include a distribution declared prior to March 31 but not paid until April, 1996 of $2.86.

               The above opinion is subject to the following limitations and conditions:

               i. The valuation estimate is based in part on actual operating results for 1995 and anticipated operating results for the first three months of 1996 as provided by you. There can be no assurance that such anticipated results will actually be achieved.

               ii. We did not perform any procedures concerning the possible effect of present or future federal, state and local legislation that would affect the sale of properties including, without limitation, legislation and regulations relating to income taxes, civil rights, zoning, building codes, disabilities, and environmental matters.

               iii. We assume no responsibility for changes in market conditions or for the inability of the Partnership to achieve its anticipated results based upon our review of the assets.

               iv. We have not considered any federal, state or local tax consequences that would occur as a result of the sale of Units.
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          v.   The amounts of prepayment penalties used in determining our range of values have been based upon review of mortgages and loan documents provided to us by you. We have not independently determined whether those documents have been amended, superseded, or modified.

               vi. We assume no responsibility for the accuracy or completeness of any information (financial or other) provided to us by you.

               The valuation estimate stated herein is provided solely for your benefit and is not intended to confer rights or remedies upon any holders of the Units or any other person. The valuation stated herein does not constitute a recommendation to the holders of the Units, nor are we expressing any opinion on the fairness or adequacy of an offer. Neither you nor your general partner may disclose, quote from or refer to the analysis described herein except (a) with our prior written consent, which consent shall not be unreasonably withheld, or (b) in the event The Balcor Company or you is legally compelled to do so; provided however, that we consent to a reference to this analysis in any communication with Unit holders or filing with the Securities and Exchange Commission in response to tender offers you receive prior to December 31, 1996, provided that this letter is reproduced therein or attached thereto in its entirety.

                                        Sincerely,

                                        ALEX. BROWN & SONS INCORPORATED



                                        By: /s/John E. Glennon
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